

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Robert L. Trinka
Chairman, President and Chief Executive Officer
Phyhealth Corporation
700 South Royal Poinciana Boulevard
Suite 506
Miami, Florida 33166

> **Re: Phyhealth Corporation**
> **Registration Statement on Form S-1**
> **Supplemental Response dated September 21, 2010**
> **File No. 333-163076**

Dear Mr. Trinka:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Physicians Healthcare Management Group, Inc.
Six Months Ended June 30, 2010 and 2009

1. We note your response to prior comment one. Please label the comparable financial statements for the fiscal year ended December 31, 2009 as restated.

Notes to Consolidated Financial Statements
Note 2. Convertible Note Receivable and Investments in Securities

2. We note your response to prior comments one and two. As you may be aware, Bruce Palmer, the former CEO of AccessKey, was indicted on September 21, 2010 by a Federal Grand Jury, United States District Court Southern District of Florida. The indictment charges Bruce Palmer with manipulating and artificially increasing the trading volume and price of AccessKey's stock. Given this information, please tell us if you believe you are still able to rely on the historical price and volume trading information and if you believe your current valuation of your note receivable, the warrants, and the common stock of AccessKey is appropriate and if so, how you came to this conclusion. If you can no longer rely on the information, tell us your consideration to restate the value of these investments for prior periods.

Exhibits

3. Please file a copy of the agreement with NextPath Partners, LLC as an exhibit to your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carl N. Duncan, Esq.
        Carl N. Duncan, Esq., LLC
        5718 Tanglewood Drive
        Bethesda, Maryland 20817